Causey
DEMGEN & MOORE P.C.

Certified Public Accountants
and Consultants

1099 Eighteenth Street - Suite 2300
Denver, Colorado 80202
Telephone: (303) 296-2229
Facsimile: (303) 296-3731
www.causeycpas.com

June 10, 2021

Securities and Exchange Commission
100 F Street
Washington, DC 20549

To Whom it May Concern:

On June 10, 2021, we resigned as the independent registered public accounting firm for Lifeloc Technologies, Inc. (the "Company").

We have read the Company's disclosure set forth in Item 4.01 "Changes in Registrant's Certifying Accountant" of the Company's Current Report on Form 8-K, and are in agreement with the disclosures in the Current Report, insofar as they pertain to our firm. We have not been requested to, nor are we providing any representations related to the other disclosures included in this Form 8-K.

Sincerely,

/s/ Causey Demgen & Moore P.C.
Causey Demgen & Moore P.C.